82-3768

TATA

05012466

1954-2004
50 YEARS OF AUTOMOTIVE EXCELLENCE

RECEIVED
NOV 2 2005

faxed.

Fax : 001-202-942-9634
File No.-001-32294

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

SUPPL

October 25, 2005
Sc-15582

Dear Sirs,

Re: Tata Motors Limited - "File No.001-32294"
Audited Quarterly/Half-yearly Financial Results of the Company for the period ended September 30, 2005

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294" :-

> "With further reference to our letter No.Sc-15565 dated October 17, 2005 and pursuant to Clause 41 of the Listing Agreement with the Stock Exchange, Mumbai, we have to inform you that, the Directors have, at the Board Meeting held today, taken on record the Audited Quarterly/Half-yearly Financial Results of the Company for the period ended September 30, 2005.
>
> Enclosed please find the Audited Quarterly/Half-yearly Financial Results for the period ended September 30, 2005 of the Accounting Year 2005-2006 alongwith the Auditors' Report and the Press Release issued by the Company with respect to the above."

Kindly contact Mr D Ray, Head (Corporate Communication) in Mumbai at the above address or by telephone at (91-22) 56657209 or by facsimile at (91-22) 56657616 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

PROCESSED
NOV 10 2005
THOMSON FINANCIAL

Encl: a/a
k:\Stock\RESULTS\2005-06\OCT-2005\Ltt-Oct-25-2005-SEa

TATA MOTORS LIMITED
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 7799
www.tatamotors.com

TATA

immediate use **PRESS RELEASE**

Tata Motors maintains growth in Quarter II
Growth in Revenue (15%) & PAT (9%)
Exports record 121% growth in volumes

MUMBAI, October 25, 2005: Tata Motors today reported revenues (net of excise) of Rs.4781.31 crores for the quarter ended September 30, 2005, an increase of 15.3%, compared to Rs. 4145.35 crores in the corresponding period of the previous year. Profit Before Tax was Rs.454 crores, an increase of 6.3% over Rs.427.21 crores, while Net Profit increased by 9.3% to Rs.337.87 crores compared to Rs.309.21 crores. The Operating Margin was 12.05% for the Quarter, as compared to 12.5% in the corresponding period of the previous year.

The sales volume for the Quarter at 107,066 units, grew by 12% over 95,576 units in the corresponding period last year. The company exported 13,994 vehicles during the Quarter, a strong growth of 121% over 6,333 units last year.

Half Year

The company's revenues (net of excise) for the first half of the year 2005-06 was Rs.8644.90 crores, an increase of 12.02%, over Rs.7717.44 crores in the previous year. Profit Before Tax was Rs.814 crores, an increase of 11.46% over Rs.730.30 crores, while Net Profit increased by 14.6% to Rs.610.54 crores compared to Rs.532.57 crores.

The company's sales volume for the first half at 194,558 units, grew by 7.8% over 180,494 units in the corresponding period last year. The newly launched mini-truck, Ace, a common rail engine (DICOR) powered Safari and the high-end Indigo SX range have been received well in the market.

The company exported 23,067 vehicles during the first half, a strong growth of 117.76% over 10,593 vehicles last year.

The Audited Financial Results for the Quarter and Half year ended September 30, 2005, are enclosed.

\- Ends –

Issued by:
Debasis Ray
Head (Corporate Communications)
Tata Motors Limited
Phone: 56657209; E-Mail: debasis.ray@tatamotors.com
www.tatamotors.com

Deloitte Haskins & Sells

Chartered Accountants
Maker Towers 'E', 4th Floor
Cuffe Parade
Mumbai - 400 005
India

Tel : + 91 (22) 2218 6412
Fax : + 91 (22) 2216 0740

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
TATA MOTORS LIMITED

1. We have audited the accompanying statement of financial results of **TATA MOTORS LIMITED** ("the Company") for the quarter / half year ended September 30, 2005. This statement is the responsibility of the Company's management and has been approved by the Board of Directors on October 25, 2005.

2. (a) The figures shown in the columns headed "Quarter ended September 30, 2004" and "Six months ended September 30, 2004" have been traced from the statement of financial results for the quarter / half year ended September 30, 2004 audited in terms of auditors' report dated October 29, 2004 and regrouped / reclassified wherever necessary.

   (b) The figures shown in the column headed "Year ended March 31, 2005" have been traced from the financial statements for the year ended March 31, 2005 audited in terms of auditors' report dated May 17, 2005.

3. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial results. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial results presentation. We believe that our audit provides a reasonable basis for our opinion.

4. In our opinion and to the best of our information and according to the explanations given to us, the said statement gives a true and fair view in conformity with the accounting principles generally accepted in India, of the profit of the Company and discloses the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed for the quarter / half year ended on September 30, 2005.

For DELOITTE HASKINS & SELLS
Chartered Accountants

A. K. MAHINDRA
Partner
Membership No.: 10296

Place: Mumbai
Date: October 25, 2005

TATA

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE ~~QUARTER/HALF YEAR~~ ENDED SEPTEMBER 30, 2005

	Particulars	Quarter ended September 30,		Six months ended September 30,		Year ended March 31,
		2005	2004	2005	2004	2005
(A)						
1	Vehicle Sales:(in Nos.)					
	Commercial vehicles	50115	44076	87343	83953	189993
	Passenger cars and Utility vehicles	42957	45167	84148	85948	179076
	Exports	13994	6333	23067	10593	30497
		107066	95576	194558	180494	399566
2	Vehicle Production:(in Nos.)					
	Commercial vehicles	59687	47628	104795	93228	209886
	Passenger cars and Utility vehicles	48166	48924	95053	91115	191055
		107853	96552	199848	184343	400941
(B)		(Rupees Crores)				
1	Sales/Income from operations	5,568.07	4,886.14	10,121.28	9,129.08	20,482.57
	Less: Excise Duty	786.76	740.79	1,476.38	1,411.64	3,063.44
	Net Sales/Income from operations	4,781.31	4,145.35	8,644.90	7,717.44	17,419.13
2	Total Expenditure					
	(a) (Increase) / Decrease in stock in trade and work in progress	(116.54)	(1.10)	(485.35)	(250.35)	(144.00)
	(b) Consumption of raw materials & components	3,377.62	2,801.98	6,259.28	5,382.05	11,929.48
	(c) Staff cost	274.23	258.99	550.17	495.13	1,039.34
	(d) Other expenditure	669.96	565.52	1,257.61	1,141.21	2,423.22
	(e) Sub total 2(a) to 2(d)	4,205.27	3,625.39	7,581.11	6,768.04	15,248.04
3	**Operating profit [1-2]**	576.04	519.96	1,063.79	949.40	2,171.09
4	Other income	58.04	70.59	116.33	111.83	166.09
5	Interest					
	(a) Gross interest	68.27	54.86	138.90	108.46	220.77
	(b) Capitalisation of interest/Interest income	(22.21)	(15.08)	(41.83)	(27.10)	(66.62)
	(c) Net interest	46.06	39.78	97.07	81.36	154.15
6	Product development expenses	5.81	15.73	13.17	42.34	67.12
7	Depreciation and Amortisation	127.20	106.82	253.86	205.15	450.16
8	**Profit before exceptional items and tax [3+4-5-6-7]**	455.01	428.22	816.02	732.38	1,665.75
9	Exceptional Items					
	(a) Employee separation cost	1.01	1.01	2.02	2.08	4.18
	(b) Provision for diminution in value of investments	-	-	-	-	9.67
	(c) Sub total of 9(a) and 9(b)	1.01	1.01	2.02	2.08	13.85
10	**Profit before tax [8-9]**	454.00	427.21	814.00	730.30	1,651.90
11	Less: Provision for taxation					
	(a) Current Tax	101.91	103.25	185.89	194.92	363.82
	(b) Deferred Tax	14.22	14.75	17.57	2.81	51.13
	(c) Sub total of 11(a) and 11(b)	116.13	118.00	203.46	197.73	414.95
12	**Profit after tax [10-11]**	337.87	309.21	610.54	532.57	1,236.95
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)	376.30	359.10	376.30	359.10	361.79
14	Reserves excluding Revaluation Reserve					3,749.60
15	Basic EPS (not annualised) Rupees	8.98	8.63	16.23	14.90	34.38
	Diluted EPS (not annualised) Rupees	8.46	8.07	15.29	13.99	32.23
16	Aggregate of Non-Promoter Shareholding					
	- Number of Shares	247228908	240765835	247228908	240765835	244718237
	- Percentage of shareholding	65.71%	67.16%	65.71%	67.16%	67.65%

Notes:-

1) Figures for the previous period have been regrouped/reclassified wherever necessary.

2) The Company has alloted 1,45,04,949 Ordinary shares on August 18, 2005, to the Equity shareholders of erstwhile Tata Finance Limited, as per the Scheme of Amalgamation approved by the Hon'ble High Court of Judicature at Bombay.

3) During the quarter, the Company funded its indirect subsidiary Tata Technologies US, for an amount of GBP 53.5 Million (Rs. 411.42 Crores), for the acquisition of INCAT International PLC., a UK based company, engaged in the business of Product Lifecycle Management, engineering and design, IT software and infrastructure services and solutions.

4) The above financial results for the quarter/half year ended September 30, 2005 include the results of the operations of Tata Finance Limited (TFL), Telco Dadajee Dhackjee Limited (TDDL) and Suryodaya Capital and Finance (Bombay) Limited (SCFL), for the period April 1, 2005 to September 30, 2005. The comparative figures for the quarter/half year ended September 30, 2004 and for the year ended March 31, 2005 as shown above, do not include the result of the operations of TFL, TDDL and SCFL, and as such, the financial results for the quarter/half year ended September 30, 2005, are not comparable to this extent.

5) The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing thereof. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

6) As on July 1, 2005, 1 Investor complaint was outstanding. The Company received 100 complaints during the said quarter and disposed off 29 complaints by September 30, 2005. There were 72 complaints unresolved as on September 30, 2005, out of which 71 complaints pertain to non-receipt of dividend.

7) The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and half year ended September 30, 2005.

The above Results have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on October 25, 2005.

Tata Motors Limited

Ratan N Tata
Chairman

Mumbai, October 25, 2005